

February 11, 2015

<u>Via E-mail</u>
Jiayue Zhang
Chief Executive Officer
Taxus Pharmaceuticals Holdings, Inc.
245-16 Horace Harding Expressway,
Little Neck, NY 11362

    Re: Taxus Pharmaceuticals Holdings, Inc.
            Amendment No. 2 to Registration Statement on Form S-1
            Filed January 30, 2015
            File No. 333-200602

Dear Mr. Zhang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Liquidity and Capital Resources, page 35</u>

1. We note your response to prior comment 23 that you intend to delete the disclosure stating that you plan to cooperate with various individuals and institutions to acquire the financing required to produce and distribute your products and anticipate this will continue until you accrue sufficient capital reserves to finance all of your productions independently. Please delete this disclosure if you do not have plans to produce your own products.

<u>Certain Relationships and Related Transactions, page 41</u>

2. We note your response to prior comment 27. Please disclose the dollar amount of the funds that Mr. Zhang has provided to you under this agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jim Peklenk at (202) 551-3661 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Man Yam, Esq.
            Bernard & Yam, LLP
            140-75 Ash Avenue, Suite 2D
            Flushing, NY 11355